EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm

The Board of Directors

Neptune Technologies & Bioressources Inc.

We consent to the use of our reports dated May 9, 2012, with respect to the consolidated financial statements of Neptune Technologies & Bioressources Inc. (the “Company”), which comprise the consolidated statements of financial position as at February 29, 2012, February 28, 2011 and March 1, 2010, the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years ended February 29, 2012 and February 28, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information, and the effectiveness of internal control over financial reporting as of February 29, 2012, incorporated herein by reference, which reports appear in the annual report on Form 40-F of the Company for the fiscal year ended February 29, 2012.

/s/ KPMG LLP

July 10th, 2012
Montreal, Canada